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                             April 22, 2024

       Jeremy Smeltser
       Chief Financial Officer
       Spectrum Brands Holdings, Inc.
       3001 Deming Way
       Middleton, WI 53562

                                                        Re: Spectrum Brands
Holdings, Inc.
                                                            Form 10-K for
Fiscal Year Ended September 30, 2023
                                                            Response dated
March 29, 2024
                                                            File No. 001-04219

       Dear Jeremy Smeltser:

              We have reviewed your March 29, 2024 response to our comment letter and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

               After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our March 15, 2024 letter.

       Form 10-K for Fiscal Year Ended September 30, 2023

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Non-GAAP Measurements, page 34

   1. Refer to your response to prior comment 2 as it relates to the adjustments for the HPC brand portfolio
transitions. We note from your response that the compensation costs for retained personnel
appear to relate to your historical operations as they were incurred to facilitate a transition
of an entire portfolio of branded products away from an expiring licensed brand to a
newly acquired brand portfolio. As such, these costs do not appear to be outside of the
company   s normal operations and excluding them from your non-GAAP
                                                        measure would not be
consistent with the guidance in Question 100.01 of the Division of
                                                        Corporation Finance
Compliance & Disclosure Interpretations on Non-GAAP Financial
                                                        Measures. Please
provide us with a detailed description of these costs, including a clear understanding of the
unprecedented facts and circumstances to which you refer in your
 Jeremy Smeltser
FirstName   LastNameJeremy   Smeltser
Spectrum Brands   Holdings, Inc.
Comapany
April       NameSpectrum Brands Holdings, Inc.
       22, 2024
April 222, 2024 Page 2
Page
FirstName LastName
         response. Explain to us clearly why you believe the adjustments comply with the stated
         guidance.
2. Refer to your response to prior comment 2 as it relates to the adjustments for other project costs. Although you indicate in your response that your other projects costs relate to discrete events and projects, it appears that you have similar events and projects in multiple periods. As such, these costs do not appear to be outside of
the company   s
         normal operations and excluding them from your non-GAAP measure is not consistent with the guidance in Question 100.01 of the Division of Corporation Finance Compliance
         & Disclosure Interpretations on Non-GAAP Financial Measures. Please provide us with a detailed description of these costs and explain to us clearly why you believe the adjustments comply with the stated guidance.
3. Refer to your response to prior comment 2 as it relates to the adjustments for unallocated shared costs. You indicate that the adjustments reflect the indirect costs incurred to support the HHI segment at the time it was directly owned and operated by the company prior to its disposition, and that under U.S. GAAP, only direct costs associated with the disposed business can be accounted for as discontinued operations. Please explain to us in greater detail why these unallocated shared costs would not represent normal, recurring, cash operating expenses necessary to operate your business, and why adjusting for such costs in your non-GAAP measures would not be inconsistent with the guidance in
         Question 100.01 of the Division of Corporation Finance Compliance & Disclosure
         Interpretations on Non-GAAP Financial Measures.
4. Refer to your response to prior comment 2 as it relates to the adjustments for legal and environmental costs. Please describe to us in detail the events and circumstances that led to the legal and environmental costs reflected in the adjustments. Specifically explain how you concluded that these were significant and unusual non-recurring matters that have no previous historical context or precedent with your operations, revenue generating activities, business strategy, industry, and regulatory environment. Explain to us in sufficient detail why adjusting for these costs is consistent with the guidance in Question
         100.01 of the Division of Corporation Finance Compliance & Disclosure Interpretations
         on Non-GAAP Financial Measures.
5. Refer to your response to prior comment 2 as it relates to the adjustments for HPC product
         disposal. Given the nature of the company   s business, please explain
to us why the
         inventory cost and disposition costs to eliminate excess inventory would not be considered normal operating expenses, and why adjusting for these costs when calculating your non-
         GAAP measure is consistent with the guidance in Question 100.01 of the Division of
         Corporation Finance Compliance & Disclosure Interpretations on Non-GAAP Financial
         Measures.
6. Refer to your response to prior comment 2 as it relates to the adjustments for HPC product recall. Please describe to us in greater detail the products recalled, the circumstances leading to that recall, and quantify the category of costs (e.g., cash reimbursements,
 Jeremy Smeltser
Spectrum Brands Holdings, Inc.
April 22, 2024
Page 3
         inventory replacement and disposition, third-party legal and consultation costs, etc.)
         recorded in each reported period. Elaborate on how the activities and actions were event driven and specific to responses required by the CPSC, and not reflective of pervasive matters that were previously existing. Given the nature of your operations, tell us in greater detail why these HPC product recall costs would not represent normal operating expenses of your business, and why adjusting for such costs in your non-GAAP measures would not be inconsistent with the guidance in Question 100.01 of the Division of
         Corporation Finance Compliance & Disclosure Interpretations on Non-GAAP Financial
         Measures.
       Please contact Dale Welcome at 202-551-3865 or Martin James at 202-551-3671 if you
have questions regarding comments on the financial statements and related matters.



FirstName LastNameJeremy Smeltser                            Sincerely,
Comapany NameSpectrum Brands Holdings, Inc.
                                                             Division of
Corporation Finance
April 22, 2024 Page 3                                        Office of
Manufacturing
FirstName LastName